UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 16)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 93,797,701
8. Shared Voting Power
9. Sole Dispositive Power 93,797,701
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,797,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 33.9% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 276,787,594 shares of common stock issued and outstanding as of July 20, 2009, based upon information set forth in the Issuer’s preliminary prospectus dated and filed on July 21, 2009.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 93,797,701
8. Shared Voting Power
9. Sole Dispositive Power 93,797,701
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,797,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 33.9% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 276,787,594 shares of common stock issued and outstanding as of July 20, 2009, based upon information set forth in the Issuer’s preliminary prospectus dated and filed on July 21, 2009.

This Amendment No.16 amends and supplements that certain Schedule 13D filed on February 26, 2008 and previously amended on June 11, 2008, June 19, 2008, July 9, 2008, September 3, 2008, November 7, 2008 , November 14, 2008, November 25, 2008, December 5, 2008, March 3, 2009, March 27, 2009, May 1, 2009, May 6, 2009 May 13, 2009, May 19, 2009 and May 28, 2009 and as amended by those certain Schedule TO-Cs filed on October 31, 2008 and November 7, 2008 with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 16 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to Delta Petroleum’s securities beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons, and Mr. Mandekic has sole voting and investment power with respect to the shares held by him.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	93,797,701	33.9%
Kirk Kerkorian	93,797,701	33.9%
Anthony L. Mandekic	17,727	(2)

(1)	Percentage calculated on the basis of 276,787,594 shares of common stock issued and outstanding as of July 20, 2009, based upon information set forth in the Company’s preliminary prospectus dated and filed on July 21, 2009.
(2)	Less than 1%.

(c) On June 23, 2009 and July 13, 2009, Mr. Mandekic received from the Company common stock awards of 6,000 shares and 1,727 shares, respectively, in connection with his service on the Company’s Board of Directors.

(d) & (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

On July 31, 2009, Tracinda executed, and deposited in the U.S. mail, that certain First Amendment to Promissory Note, dated as of June 26, 2009 (the “First Amendment”), by and between Tracinda and Roger A. Parker (the “Maker”), who served as Chairman of the Board and Chief Executive Officer of Delta Petroleum until May 26, 2009, pursuant to which that certain Promissory Note, dated November 10, 2008 (the “Original Note” and, together with the First Amendment, the “Note”), in the principal amount of Seven Million Five Hundred Thousand Dollars, was amended to extend its maturity date to May 11, 2011. In consideration for such extension and pursuant to that certain Pledge Agreement, dated as of June 26, 2009 (the “Pledge Agreement”), the Maker pledged all of his shares of Delta Petroleum’s common stock (1,339,303 shares) to secure his obligations under the Note. Copies of the Original Note, First Amendment and Pledge Agreement are attached hereto as exhibits and incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
16.	Promissory Note, dated November 10, 2008.

17.	First Amendment to Promissory Note, dated as of June 26, 2009.

18.	Pledge Agreement, dated as of June 26, 2009.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 5, 2009

TRACINDA CORPORATION

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

KIRK KERKORIAN

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic Attorney-in-Fact *

*	Power of Attorney, dated February 13, 2008, previously filed as Exhibit 3 to the Schedule 13D.